

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2012

Via E-mail
Michael V. Shustek
MVP Monthly Income Realty Trust, Inc.
8880 west Sunset Road, Suite 220
Las Vegas, Nevada 89148

> **Re: MVP Monthly Income Realty Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed April 16, 2012**
> **File No. 333-180741**

Dear Mr. Shustek:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2.   Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5. In addition, please confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

3.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. Please tell us how you determined that your program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). Please note that we will refer your response to the Division's Office of Mergers and Acquisitions.

4.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

5.   We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

6.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

   • Describe how and when a company may lose emerging growth company status;

   • A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   • Your election under Section 107(b) of the Act:

      o   If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

      o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

You may disclose the extent to which you would be exempt in any event as a result of your status as a Smaller Reporting Company.

Cover Page of Prospectus

7.   Please include a summary risk factor that discloses the risk of dependence on your advisor and its affiliates.

8.   Please expand the fifth bullet to state that because the offering price was set arbitrarily it may be significantly in excess of share value at the time of investment.

9.   Please expand the sixth bullet to state that there is no requirement to ever list or liquidate and thus investors may have to hold the investment indefinitely.

10.   Please refer to the tenth summary risk factor regarding the payment of distributions. Please revise to address risk that to the extent the company has paid distributions in excess of earnings prior to the time of investment, the share value may have been diluted.

Questions and Answers about this Offering, page 1

Who will choose which investments you make?, page 2

11.   Please revise to provide a cross reference to the prior performance disclosure.

Who might benefit from an investment in our shares?, page 2

12.   We note the disclosure that investors should be able to hold the investment for "a number of years" consistent with the liquidity strategy. Please revise this sentence to reflect that an investor may have to hold shares indefinitely as there is no set list or liquidation date.

What will you do with the proceeds from your offering, page 4

13.   Please revise to also disclose, if accurate, that you may pay distributions from offering proceeds.

Prospectus Summary, page 7

14.   Please include a summary of the sponsor's prior performance.

Investment Strategy, page 7

15.   We note your disclosure that your borrowers are likely to be "higher risk borrowers who are currently unable or unwilling to obtain credit at traditional banks." Please revise your cover page (fourth bullet) and summary risk factors (fourth bullet) to highlight that you intend to lend to high risk borrowers. Also, please reconcile this disclosure with your bullet point disclosure on the bottom of page 8 that you intend to lend to "creditworthy borrowers."

Our Structure, page 11

16.   Please revise the chart to denote SJ Securities' relationship with Vestin.

Advisor Fees and Other Expenses, page 12

17.   Please revise to estimate the acquisition fee assuming the maximum amount is raised and your intended targeted debt level is applied. Please make corresponding revisions to your Use of Proceeds table.

18.   We note that you intend to reimburse your advisor for personnel costs. Please specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to each operating stage fee, the total amount of operating expense reimbursements and the amount of operating expense reimbursements specifically related to each named executive officer.

19.   We note that your asset management fees are based on the fair market value of the real property asset based on an "as is" "where is" appraisal. Please describe in more detail what constitutes an "as is" "where is" appraisal and clarify who will perform such appraisal.

Fee and Expense Reimbursements Paid by Third Parties, page 14

20.   With respect to the loan brokerage fees and the loan evaluation fees, please more clearly state that these will be paid by a borrower using funds borrowed from the company.

Directors and Executive Officers, page 62

21.   Where applicable, please revise the bios to more clearly explain the individuals' role in Vestin Fund I, LLC, Vestin Fund II, LLC and Vestin Fund III, LLC.

Conflicts of Interest, page 76

22.   Please revise your disclosure to address the conflict of interest that is presented when determining whether to pursue liquidation or listing, including a discussion of the

benefits your advisor would receive by pursuing listing over liquidation.

Allocation of Investment Opportunities, page 77

23.   Please disclose how many of the other programs are in direct competition with you that are sponsored by MVPCP and your individual sponsors.

Targeted Investments, page 87

24.   Please explain who will ultimately be responsible for determining the creditworthiness of borrowers and provide additional disclosure if practicable on how you define "creditworthy."

Real Property, page 90

25.   Please provide the plain English meanings of "tenant rent rolls," "fee title," "long-term leasehold estate," "marketable title" and "Phase I assessment."

Prior Performance Summary, page 111

Overview of Fund III, page 112

26.   Please include a sentence at the end of the first paragraph to disclose the value of the member's equity as of the most recent reporting period.

27.   We note the principal balance of the loans remaining is $2.7 million. Please also disclose the book value of the loans net of allowance.

Part II – Information Not Required In Prospectus, page II-1

Signatures

28.   Please include the signature of your principal accounting officer or controller. Refer to Instruction 1 to Signatures on Form S-11 for guidance.

Exhibit Index

29.   Please tell us why you are filing the "Form of" various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

30.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal or tax opinions with the next amendment, please provide draft copies for us to review. The drafts should be filed as EDGAR correspondence.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant at (202) 551-3414 or Dan Gordon, Accounting Branch Chief, at (202)551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Hillel T. Cohn